Exhibit 99.2

         MANAGEMENT’S DISCUSSION AND ANALYSIS

         For the three and six months ended June 30, 2021

         (Expressed in Canadian Dollars, unless otherwise stated)

        August 16, 2021

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Skylight Health Group Inc. (the “Company”, “SHG”, “we”, “us”, “our”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This discussion should be read in conjunction with the condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s consolidated financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as at August 16, 2021, unless otherwise indicated.

The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This MD&A uses non-IFRS measures including “EBITDA”, “adjusted EBITDA”. EBITDA, and adjusted EBITDA are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if:

(i)	such information results in, or would reasonably be expected to result in, a significant change in the market price or value of SHG’s common shares;
(ii)	there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or
(iii)

it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Company Overview

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices

As of June 30, 2021, the balance sheet had a cash balance of $11.8 million. The Company has continued to position itself to see rapid organic and acquisition-based growth in the coming quarters as it remains focused on shifting its clinical operations to a VBC model.

The Company was founded in 2014, by founders with over 50 years of collective experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

SHG practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand service offerings to patients based on quality improvement plans aimed at population and patient health management.

Finally, SHG has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.

Segmentation

The Company’s current revenue is generated predominantly through its medical services segment (Medical Services segment). In 2019, medical services were categorized as uninsured medical services. In 2020, the Company expanded significantly into insurable services which is where it expects to see its strongest growth in future periods. The Company has reported both insurable and uninsured services including its subscription services in a single consolidated medical services operating segment.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

The Company also derives a small but growing segment of revenue from projects in its Technology & Data Analytics division as well as its Contract and Research division (Software and Corporate segment). While both divisions are new, the Company expects growth in these areas as the Company’s offerings and the industry matures moving forward.

Key Highlights

The following are the major highlights of SHG’s operating results for the three and six months ended June 30, 2021 compared to the three and six months ended June 30, 2020:

Financial Highlights

●

During the quarter, the Company has achieved a major milestone in revenue. Revenues for the quarter were $10.5 million, compared to $3.7 million for 2020, an increase of 184%. This increase was primarily due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, slightly offset by the decrease of revenue in legacy fee for services business, as the Company focuses on value-based care.

●

Gross profit was $6.7 million for the quarter, compared to $2.6 million for 2020. Gross margin was 64% for the quarter, compared to 71% for 2020. As the Company has focused on value-based care, the majority of the revenue in Q2 2021 is from insurable services business which have lower margins than the legacy fee for services business.

●

Operating expenses were $10.2 million for the quarter, compared to $2.6 million for 2020, an increase of 289%. This increase is mainly attributed to growth in salaries and wages due to acquisitions, recruitment of key leadership and affiliated share-based compensation, marketing & business development and professional fees for acquisitions, graduation to the TSX Venture Exchange (“TSX-V”) and Nasdaq Stock Market (“Nasdaq”) and building a national Skylight brand.

●

Loss from operations was $3.5 million for the quarter, compared to $19.9 thousand for 2020. The decrease is mainly attributed to non-cash expenses of $1.7 million related to share-based compensation in 2021 for the recruitment of key leadership, management, operational and board hires, and depreciation and amortization.

●

Adjusted EBITDA for the three months ended June 30, 2021 was a loss of $1.5 million compared to a gain of $0.4 million in 2020. The decrease was mainly due to salaries and wages related to the recruitment of key leadership, management and operational hires and share-based compensation as part of the employee stock option plan and professional fees (legal fees of $0.2 million, accounting fees of $0.3 million, consulting fees and other of $0.2 million and investor relations fees of $0.1 million during the three months ended June 30, 2021).

●	The Company incurred negative cash-flow from operations for the six months ended June 30, 2021 of approximately $4.3 million compared to positive cash flow from operation of $0.9 million

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

in 2020 primarily due to higher salaries and wages, marketing and business development costs and professional fees to support future growth.

Operating Highlights

●

On March 16, 2021, the Company appointed Mr. Patrick McNamee as Chairman of the Board. Mr. McNamee succeeds Norton Singhavon who will remain involved as an active member of the Board. Mr. McNamee has previously acted as EVP and COO of Express Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company.

On April 5, 2021 (the “Closing Date”), the Company acquired 100% of the membership interest of Colorado based Primary Care Clinic Group, Rocky Mountain for a total cash consideration of $13.8 million (US$11.0 million).

●	On April 7, 2021, the Company signed a partnership agreement with ClinEdge to bring clinical research to primary care practices across the Company.

●	On April 15, 2021, the Company appointed Mr. Paul Kulas as the Chief Operating Officer of the Company.

●

On May 13, 2021, the Company received conditional approval from Nasdaq to list its issued and outstanding common shares on Nasdaq. On May 25, 2021, the Company received a confirmation from the Nasdaq that its common shares will be able to commence trading on the Nasdaq during the week of June 7, 2021 under the symbol “SLHG”. On June 7, 2021, the Company commenced trading on the Nasdaq under the symbol “SLHG”.

●

On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters’ 15% over-allotment option, 1,970,360 common shares (post-Share Consolidation basis) of the Company at a price of $7.00 per common share for gross proceeds of $13.8 million.

●

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in this MD&A is presented on a post-Share Consolidation basis, including comparatives.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

As at August 16, 2021, the date of the MD&A, the Company had following outstanding number of common shares, warrants and stock options:

#
Common shares	38,340,546
Warrants	3,864,605
Options	2,622,764

●

On June 23, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of Florida based primary care group Doctors Center Inc. (“Doctors Center) for a total cash transaction value of $2.8 million (US$2.2 million).

Key Subsequent Events of the three and six months ended June 30, 2021

●	On July 7, 2021, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO), taking over from Dr. Georges Feghali who served as CMO from February 2021.

●

On July 13, 2021 (the “Closing Date”), the Company acquired 100% of the interest of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022 for a total cash consideration of $312.9 thousand (US$250.0 thousand).

Overall Performance and Outlook

The accompanying condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements. Such adjustments could be material.

Performance

The Company reported a strong quarter of growth. Revenue was up 103% from the previous quarter, and 184% compared to the same period the year before. The growth in revenues were largely attributed to the acquisitions made in Q4 2020, Q1 2021 and Q2 2021. The Company closed on two acquisitions during the quarter including Rocky Mountain on April 5, 2021 and Doctors Center on June 23, 2021, which significantly increased revenue. The Company expects that partial contribution in Q2 reflected by the timing of the close of Doctors Center will result in a greater increase in Q3 revenues. The Company remains committed to a strong growth by acquisition model fueled by a strong balance sheet and robust pipeline.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

The Company also continued to report strong Gross Margins. The Company has demonstrated a strong track record of gross margins between 60-70% and looks to continue to strengthen this with further investments in technology, capacity utilization and revenue growth.

The Company is in rapid growth mode driven by both an aggressive mergers & acquisition strategy and a future focus on organically shifting to VBC reimbursement models. As such, increased investments will continue to reflect and support that growth.

Skylight has seen a rise in expenses in 4 major categories: share-based compensation, depreciation and amortization, professional fees, and marketing activities. During the three and six months ended June 30, 2021, these items totalled $3.8 million and $7.1 million, respectively (three and six months ended June 30, 2020: $1.1 million and $2.1 million, respectively). These include depreciation and amortization and share-based compensation, connected to the recruitment of key leadership, management and operational hires as part of its employee stock option plan. On a going forward basis, the Company expects to see further option issuances to employees as part of its human capital investment. Aligning employees to the growth of the Company is a strong differentiator and ensures a shared approach to driving shareholder value.

Over the six months ended June 30, 2021, the Company worked to focus on bringing the right set of experience to its leadership and operational teams to cover all major functional areas. This included the hiring of Paul Kulas as new Chief Operating Officer and Andrew Elinesky as Chief Financial Officer to name a few. In addition to these, the Company bolstered its operational teams in the areas of clinical leadership, revenue cycle management, operations & integrations, and payor contracting. As the Company will continue to grow key team members, it is in a strong position today to begin integrating and preparing acquired practices towards the transition to VBC models.

In addition to the operating team, the Company also significantly deepened its strength at the Board level with the addition of Patrick McNamee as Chairman of the Board. Patrick’s demonstrated leadership and successful roles in previous organizations lends to his capabilities to support management and the board.

Within Adjusted EBITDA loss of $1.5 million for the three months ended June 30, 2021, approximately $0.9 million was primarily spent in listing costs in relation to TSX-V and Nasdaq, acquisition costs related to Rocky Mountain and marketing and business development expenses in rebranding and creating a national Skylight brand. The Company believes that further investments will continue but will begin to reduce as the Company develops stronger organic capabilities. The Company expects that by year end most investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth. Further, as the Company advances its participation in value-based care programs. It

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

expects to see increased expenses in the near term which will be offset by the expected growth in revenue through shared savings are more economical payor agreements.

The closing of ACO partners marks the Company’s first and major entry point into value-based care participation. Through the ACO, the Company can begin contracting with the Centers for Medicare and Medicaid Services (“CMS”) in both their Medicare Shared Savings Program (“MSSP”) for traditional Medicare patients, as well as other value-based care initiatives with commercial payors and managed care programs. With the ACO, the Company is now positioned to realize increased economic growth for managed care patients within all existing primary care practices. Further, the expansion of new sites and acquisitions will enable participation without the need for individual contracts for each practice. This is a major milestone for the Company in its journey to value-based care and in achieving its vision of fundamentally changing how healthcare works.

With a strong balance sheet, robust acquisition pipeline, experienced operational team, existing contracts for Medicare and managed care patients, and an active market to support organic growth to VBC, the Company believes it is well positioned for growth in the coming quarters.

Outlook

The need for improved primary care practice models in the US has never been greater than it is today. The Company believes its model for shifting fee-for-service primary care practices to a value-based care reimbursement model will close the gap in today’s widening shortage of primary care physicians. With the growing demand for accessible and affordable medical services in the US, the Company believes the following external factors will be significant contributors for growth for services. The Company believes it is well positioned to meet this growing opportunity.

●

Growing perceived distrust and lack of personalized care delivered by larger legacy health networks are paving the way for disruption in the healthcare services sector where quality of care, accessibility and affordability will help create a new model for healthcare delivery.

●

The rising cost in healthcare driven by higher acuity hospital services and lack of comprehensive patient care at the primary practice level, is leading national payors and governments to change reimbursement models to VBC which prioritizes quality over volume and holds physicians accountable.

●	VBC not only has the opportunity to improve quality of care, lower cost of care management but can also be significantly more financially rewarding for primary care practices willing to share in risk.
●

With over 56% of outpatient medical care operated by smaller groups of localized practitioners, and a growing demand for administrative needs to deliver care, the high cost of investment to support a VBC model is prohibitive and a barrier.

●

The impact of the pandemic to independent primary care practices, rising levels of chronic care management and an ageing population further amplifies the push for consolidation and support to enable primary care providers to shift to a more profitable and long-term VBC model.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

●

Continued fragmentation of the primary care services market is leading to more opportunities to acquire disparate primary care clinics at attractive multiples. The Company is developing a robust national platform that not only generates overall efficiencies, but is aimed at integrating technology, access, and capabilities to transform current Fee for Service (“FFS”) practices to VBC. The conversion will lead to improved patient health outcomes, improved physician and patient satisfaction scoring, access, and better financial performance through strengthened contracts with payors.

●

The Company serves as a white-knight platform for independent physician providers who find it both challenging and are limited in their capabilities to move into value-based care programs but have an active and robust patient base that can benefit from these programs. Skylight offers these practices, alignment, resources, technology, continuity, focus on patient care and the opportunity for growth within managed care contracts.

Looking ahead, the Company believes it is well positioned to see growth in three key areas:

Acquisition of Primary Care Practice Groups

●

The primary care sector in the US continues to remain highly fragmented with majority of consolidation done by regional and localized healthcare networks. Historically proven to be misaligned with primary care providers, health systems can be seen using practices as feeders to higher acuity service, and traditional private equity consolidators can see these practices as a platform for future sale. There is a growing demand for primary care providers to remain independent, while partnering with the right group to bring scale and capabilities to support a VBC model.

●	The Company has already acted on this opportunity with recent acquisitions. The Company has a robust pipeline of targeted deal flow that remains disciplined on price and focus.
●

The Company differentiates itself by focusing on primary care practices with a disciplined pricing strategy of acquiring these practices for considerably less than what they would be worth once they make the shift to taking on VBC health plans.

●

The Company believes that contingent on an active market, proper access to capital and demand from physicians and payors, that it will remain highly acquisitive as part of its three-pronged growth plan.

Developing a Single System of Operation and Clinical Leadership

●

Through a national management platform, the Company is focused on developing efficiencies and operational scale through its network of acquired practices. Nearly 40% of physician practices today seeking to drive towards VBC are partnered with a Management Services Organization (MSO).

●	Many providers are not only seeking partnership but acquisition where they can still participate in small levels of ownership and reduce the burden of practice administration.
●

SHG, unlike a traditional MSO, acquires practices but brings with it the same infrastructure and support systems that practices can see in a MSO partnership. Through this capability, the Company is focused on driving clinical efficiencies that can lead to improved operations workflows, provider, patient and staff satisfaction and overall clinical profitability growth.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

●

SHG bring strong clinical leadership through its clinic, value & performance management teams that work with each provider and practice to educate, deliver and succeed on quality improvement plans for better patient health outcomes and an aligned cost of care practice.

Conversion from Fee-for-Service to Value-Based-Care

●

The move to VBC continues to accelerate largely driven by payors and government. The shift enables a focus on quality over volume where the primary care provider services to be incented to provide a more comprehensive level of care for patients. This in turn creates improved quality outcomes for the patient improving the management of chronic care illnesses, prevention of future issues and management of downstream costs.

●

The shift to value can take an evolutionary process where providers begin by stepping into managed care contracts offering shared savings, capitated care coordination, and/or a fixed per member per month model (PMPM) capitated model. The shift to value goes from:

●

In the value-based model, the provider begins developing the tools and strategies to manage care and cost which can continue to drive them towards more risk sharing with payors and improving on the financial performance of contracts.

●

As the provider continues to build the infrastructure to manage patient care and cost of care, the shift to total cost of care generates the greatest economic growth with the caveat that the provider is now responsible for the full healthcare dollar of that patient.

●	SHG is committed to working with practices early in the conversion process, most of which are currently dominant FFS. FFS practices still represent the majority of practices in the US today.
●

Data aggregation, actionable insights, and clinical leadership, combined with improved access, population health management strategies and services for patients will enable these practices to begin the shift to single sided risk, then full risk and ultimately to manage the total cost of care.

●	The move to VBC can lead to significantly improved patient economics for the practice that will further enhance, incent, and improve the quality of care for patients.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Discussion of Operations

For the three and six months ended June 30, 2021, the Company has two reportable operating segments related to its software/research business and corporate, and medical services businesses, which also align with the two countries in which it operates, Canada and the United States.

Operating results

The following is selected financial data derived from the condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021 and 2020:

(in 000’s of dollars)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Revenue	10,514	3,701	15,687	6,632
Cost of sales	3,770	1,088	5,390	2,118
Gross profit	6,744	2,613	10,297	4,514
Operating expenses
Salaries and wages	4,663	1,115	6,959	2,506
Office and administration	1,722	422	2,291	799
Marketing and business development	645	49	1,548	106
Professional fees	1,379	265	2,008	491
Rent	105	31	131	97
Share-based compensation	361	124	1,410	284
Depreciation and amortisation	1,365	627	2,116	1,241
Total operating expenses	10,240	2,633	16,463	5,524
Loss from operations	(3,496)	(20)	(6,166)	(1,010)

Revenue

The Company’s revenue for the three and six months ended June 30, 2021 was $10.5 million and $15.7 million, respectively - growth of 184% and 137%, respectively. Revenue for the three and six months ended June 30, 2021 consisted of clinic revenue amounting to $10.5 million and $15.6 million, respectively (three and six months ended June 30, 2020: $3.6 million and $6.5 million, respectively) and contract research revenue from the Canadian operations amounting to $0.05 million and $0.1 million, respectively (three and six months ended June 30, 2020: $0.05 million and $0.1 million, respectively).

Revenue compared to 2020 increased significantly due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the six months ended June 30, 2021. The new acquisitions of Rocky Mountain and Doctors Center contributed $4.2 million during the quarter ended June 30, 2021.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Cost of sales

Cost of sales during the three and six months ended June 30, 2021 totaled $3.8 million and $5.4 million, respectively (three and six months ended June 30, 2020: $1.1 million and $2.1 million, respectively). The increase in cost of sales is due to new acquisitions during the past fiscal year and the six months ended June 30, 2021 in comparison to the six months ended June 30, 2020 and grew at a similar rate as the growth rate in revenues. Cost of sales pertains directly to the US clinical operations and mainly comprises service fees paid to doctors and nurse practitioners.

The implementation of technology owned by the Company, including telehealth, improved both time per visit, but also expanded on clinician’s availability per hour. Despite this, the gross profit margin was 64% in Q2 2021 compared to 71% in Q2 2020. The margins in Q2 2020 were higher due to better margins on legacy fee for services business which was the primary source of revenue for the quarter while in Q2 2021, the majority of the revenue is from insurable services business which have lower margins than the legacy fee for services business.

Operating expenses

Operating expenses during the three and six months ended June 30, 2021 totaled $10.2 million and $16.4 million, respectively (three and six months ended June 30, 2020: $2.6 million and $5.5 million, respectively). Operating expenses for the US and Canadian operations during the three months ended June 30, 2021 were $7.7 million and $2.5 million, respectively (2020: $1.7 million and $0.9 million, respectively).

The 4 major categories of share-based compensation, depreciation and amortization, professional fees and marketing activities contributed significantly to the increase in operating expenses ($7.1 million for six months ended June 30, 2021 versus $2.1 million for six months ended June 30, 2020), mainly in relation to acquisitions of new clinics, graduation to the TSX-V and Nasdaq, the recruitment of key leadership, management and operational hires as part of the employee stock option plan and building a national Skylight brand.

Operating expenses during the three and six months ended June 30, 2021 primarily comprised salaries and wages on technology, clinical staff and support infrastructure including the call center, accounting and management amounting to $4.7 million and $7.0 million, respectively (three and six months ended June 30, 2020: $1.1 million and $2.5 million, respectively), office and administration expenses amounting to $1.7 million and $2.3 million, respectively (three and six months ended June 30, 2020: $0.4 million and $0.8 million, respectively), marketing and business development expenses amounting to $0.6 million and $1.5 million, respectively (three and six months ended June 30, 2020: $0.05 million and $0.1 million, respectively), professional fees amounting to $1.4 million and $2.0 million, respectively (three and six months ended June 30, 2020: $0.3 million and $0.5 million, respectively), share based compensation amounting to $0.4 million and $1.4 million, respectively (three and six months ended June 30, 2020: $0.1 million and $0.3 million, respectively), and depreciation and amortization amounting to amounting to $1.4 million and $2.1 million, respectively (three and six months ended June 30, 2020: $0.6 million and $1.2 million, respectively).

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

An increase in headcount mainly as a result of acquisitions and organic growth of the Company, graduation to the TSX-V and Nasdaq, the recruitment of key leadership, management and operational hires as part of the employee stock option plan and building a national Skylight brand are the main reasons for the increase in operating expenses during the three and six months ended June 30, 2021 versus the comparative period.

The Company was committed in 2020 and 2021 to reduce operating expenses realized through efficiencies in technology and economies of scale including those realized from the new acquisitions. As a result, comparing Q2 2021 to Q1 2021, total operating expenses (excluding the effect of share-based compensation) increased by 91% even though the size of the business increased with additional clinics acquired during the quarter resulting in a 103% increase in revenue.

Net Loss

During the three and six months ended June 30, 2021, the Company recorded a net loss before income taxes amounting to $4.2 million and $6.4 million, respectively (three and six months ended June 30, 2020: $0.8 million and $1.6 million, respectively). Net loss in the three and six months ended June 30, 2021 was primarily due to higher marketing and business development in order to build a national Skylight brand, professional fees related to acquisitions and listing on the TSX-V and Nasdaq, office and administration, depreciation and amortization and share-based compensation expenses relating to the recruitment of key leadership, management and operational hires as part of the employee stock option plan.

The net loss for the three and six months ended June 30, 2021 consisted of (i) revenues of $10.5 million and $15.7 million, respectively, and (ii) cost of sales of $3.8 million and $5.4 million, respectively, which result in a gross profit of $6.7 million and $10.3 million, respectively; (iii) operating expenses of $10.2 million and $16.5 million, respectively, which resulted in a loss from operations of $3.5 million and $6.2 million, respectively, and (iv) other expenses (income) of $0.7 million and $0.3 million, respectively, which comprised a gain on the change in fair value of financial instruments of $0.03 million and $0.06 million, respectively, interest on lease liabilities of $0.2 million and $0.4 million, respectively, foreign exchange loss of $0.4 million and $0.7 million, respectively, accretion on purchase consideration payable and loan payable of $0.07 million and $0.1 million, respectively, and other income of $nil and $0.9 million, respectively, resulting in a net loss of $4.2 million and $6.4 million, respectively.

The net loss for the three and six months ended June 30, 2020 consisted of (i) revenue of $3.7 million and $6.6 million, respectively, and (ii) cost of sales of $1.1 million and $2.1 million, respectively, which result in a gross profit of $2.6 million and $4.5 million, respectively; (iii) operating expenses of $2.6 million and $5.5 million, respectively, which resulted in a loss from operations of $19.9 thousand and $1.0 million, respectively, and (iv) other expenses (income) of $0.7 million and $0.6 million, respectively, which comprised a gain on the change in fair value of financial instruments of $0.8 million and $1.2 million, respectively, interest on lease liabilities of $0.05 million and $0.1 million, respectively, foreign exchange (gain) loss of $0.2 million and $(0.4 million), respectively, and (gain) on debt settlement of $0.3 million and $0.3 million, respectively, resulting in a net loss of $0.8 million and $1.6 million, respectively.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Quarterly Results

The following is selected financial data derived from the condensed interim consolidated financial statements of the Company for the quarters ended Q1 to Q2 2021 and Q1 to Q4 2020:

(in 000’s of dollars)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	10,514	5,174	3,199	3,310	3,701	2,932	3,124	4,193
Cost of sales	3,770	1,620	1,029	964	1,088	1,030	1,052	1,264
Gross profit	6,744	3,554	2,170	2,346	2,613	1,902	2,072	2,929
Operating expenses
Salaries and wages	4,663	2,296	2,458	1,182	1,115	1,391	2,028	1,726
Office and administration	1,722	569	379	388	422	377	393	606
Marketing and business development	645	902	410	111	49	57	108	137
Professional fees	1,379	630	432	48	265	226	253	505
Rent	105	27	25	14	31	68	30	114
Share-based compensation	361	1,049	3,812	217	124	159	371	175
Depreciation and amortisation	1,365	751	482	602	627	614	610	585
Impairment loss	—	—	—	—	—	—	3,607	—
Total operating expenses	10,240	6,224	7,998	2,562	2,633	2,892	7,400	3,848
Loss from operations	(3,496)	(2,670)	(5,828)	(216)	(20)	(990)	(5,328)	(919)

Adjusted-EBITDA and Segment Analysis

Adjusted EBITDA for the three and six months ended June 30, 2021 was a loss of $1.5 million and $2.1 million, respectively, compared to an Adjusted EBITDA gain (loss) of $0.4 million and $(0.2 million), respectively, for the comparative periods. The decrease was mainly due to salaries and wages related to the recruitment of key leadership, management and operational hires and share-based compensation as part of the employee stock option plan and professional fees related to acquisitions and listing on the TSX-V and Nasdaq.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Reconciliation of Segment-wise Adjusted EBITDA to Loss from operations

(in 000’s of dollars)	Three months ended June 30,
	2021			2020
	USA (Medical Services)	Canada (Software and Corporate)	Total	USA (Medical Services)	Canada (Software and Corporate)	Total
Income (loss) from operations	(1,060)	(2,436)	(3,496)	853	(873)	(20)
Depreciation, amortization (Note 1)	1,196	169	1,365	371	256	627
Share based compensation (Note 1)	—	361	361	—	140	140
Write-off of lease deposits (Note 2)	—	—	—	36	—	36
Capitalization of software development cost (Note 3)	—	(2)	(2)	—	(133)	(133)
Capitalization of lease payments (Note 3)	(649)	—	(649)	(254)	(15)	(269)
Acquisition costs (Note 4)	—	224	224	—	—	—
Nasdaq and TSX-V listing cost (Note 5)	—	363	363	—	—	—
Corporate marketing cost (Note 6)	—	317	317	—	—	—
Adjusted EBITDA	(513)	(1,004)	(1,517)	1,006	(625)	381

(in 000’s of dollars)	Six months ended June 30,
	2021			2020
	USA (Medical Services)	Canada (Software and Corporate)	Total	USA (Medical Services)	Canada (Software and Corporate)	Total
Income (loss) from operations	(1,011)	(5,155)	(6,166)	820	(1,830)	(1,010)
Depreciation, amortization (Note 1)	1,782	334	2,116	740	501	1,241
Share based compensation (Note 1)	—	1,410	1,410	—	299	299
Write-off of lease deposits (Note 2)	—	—	—	36	—	36
Capitalization of software development cost (Note 3)	—	(146)	(146)	—	(255)	(255)
Capitalization of lease payments (Note 3)	(955)	(11)	(966)	(503)	(30)	(533)
Acquisition costs (Note 4)	—	257	257	—	—	—
Nasdaq and TSX-V listing cost (Note 5)	—	391	391	—	—	—
Corporate marketing cost (Note 6)	—	1,010	1,010	—	—	—
Adjusted EBITDA	(184)	(1,910)	(2,094)	1,093	(1,315)	(222)

Note 1

Depreciation, amortization, and share-based compensation are non-cash items which are typically excluded to arrive at EBITDA. To calculate Adjusted EBITDA, the Company adjusts all material non-cash items which do not reflect operational performance of the business.

Note 2

Lease deposits were received by the Company over time but not adjusted to the appropriate accounts. These have been written off from the books during the period but are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.

Note 3

Capitalizations have been included as an expense in the calculation of Adjusted EBITDA because these expenses either relate to payroll or the Company’s leased properties and are not part of the condensed interim consolidated statement of loss and comprehensive loss. The Company believes that these are operational expenses and should be adjusted to arrive at Adjusted EBITDA.

Note 4

Acquisition costs in relation to Rocky Mountain have been included as an adjustment to EBITDA given the size and magnitude of Rocky Mountain versus the other acquisitions which the Company has completed. Given the non-recurring nature of these costs, they have been included in the adjusted EBITDA calculation.

Note 5

Nasdaq and TSX-V listing costs have been added back in the adjusted EBITDA calculation given they are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.

Note 6

Certain corporate marketing costs have been added back in the adjusted EBITDA calculation given they are not an operational recurring expense for the Company as the Company rebrands and builds a national brand and therefore adjusted to calculate adjusted EBITDA.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

FINANCIAL POSITION

Significant Assets

(in 000’s of dollars)	June 30, 2021	December 31, 2020
	$	$
Cash	11,806	20,052
Trade and other receivables	5,800	529
Other intangible assets	18,989	6,474
Goodwill	9,749	2,224
Right of use assets	14,638	1,325

The significant increase in trade and other receivables is related to the River City Medical Associates Inc. and Rocky Mountain acquisitions. The increases in other intangible assets, goodwill and right of use assets is due to all the newly acquired clinics during the six months ended June 30, 2021. Significant decrease in cash is due to cash flows used by operations together with cash utilized in the acquisition of the new clinics.

Contractual Obligations

The Company’s contractual obligations primarily consisted of three areas: i) Accounts payable and accrued liabilities of $5.3 million as at June 30, 2021 which are expected to be paid in the next 12 months; ii) Purchase consideration payable of $5.1 million from the Company’s clinic acquisitions completed in Q4 2020 and the six months ended June 30, 2021; and iii) Lease liabilities of $14.1 million ($1.7 million current and $12.4 million non-current) primarily as a result of the clinic acquisitions completed.

Liquidity and Capital Resources

Six Months Ended June 30,	2021	2020
(in 000’s of dollars)	$	$
Cash (used in) provided by operating activities	(4,279)	896
Cash used in investing activities	(17,966)	(255)
Cash provided by financing activities	14,189	568

Adjustments to arrive at operating cash flow for the six months ended June 30, 2021 include adjustment for depreciation and amortization of $2.1 million (June 30, 2020: $1.2 million), unrealized foreign exchange loss of $0.6 million (June 30, 2020: gain of $0.4 million), accretion on purchase consideration payable and loan payable amounting to $0.1 million (June 30, 2020: $nil), interest on lease liabilities of $0.3 million (June 30, 2020: $0.1 million), share-based compensation of $1.4 million relating to the recruitment of key leadership, management and operational hires as part of the employee stock option plan (June 30, 2020: $0.3 million), adjustment for change in fair value of financial instruments amounting to $0.1 million (June 30, 2020: loss $1.2 million), other income related to the forgiveness of the loan payable amounting to $0.9 million (June 30, 2020: $nil), gain

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

on debt settlement of $nil (June 30, 2020: $0.3 million), and the change in non-cash working capital balances due to decrease (increase) in trade and other receivables of $(2.5 million) (June 30, 2020: $0.1 million), decrease (increase) in prepaid expenses of $(0.4 million) (June 30, 2020: $nil), increase (decrease) in accounts payable and accrued liabilities of $1.4 million (June 30, 2020: $0.3 million). The increase in cash utilized from operations during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 is attributable to higher net loss during the six months ended June 30, 2020.

The Company’s cash used in investing activities for the six months ended June 30, 2021 was $18.0 million (June 30, 2020: $0.3 million). The increase was primarily due to the purchase consideration paid related to the Q1 2021 and Q2 2021 acquisitions of new clinics, purchase of furniture and equipment and software development.

The Company’s financing activities in the six months ended June 30, 2021 comprised raising net proceeds of $12.7 million from a bought deal offering with a syndicate of underwriters, $0.2 million from the exercise of options, $1.3 million from the exercise of warrants, $1.0 million of loan proceeds for a short-term loan payable due in less than one year, partially offset by the payment of principal and interest on lease liabilities amounting to $1.0 million on the company’s leased premises.

During the six months ended June 30, 2020, the Company received proceeds from loan of $0.9 million, raised $0.2 million through exercise of warrants, partially offset by payment of principal and interest on lease liabilities amounting to $0.5 million on the company’s leased premises.

As at June 30, 2021, the Company had a working capital surplus of $7.1 million (December 31, 2020: $18.6 million) and a cash balance of $11.8 million (December 31, 2020: $20.1 million). The working capital position has reduced primarily due to payments made for new and prior acquisitions as per their acquisition agreements. The Company’s cash balance is expected to be sufficient to fund future obligations for at least the next twelve months.

Subsequent to the period end, the Company, in accordance with previously announced plans, used $0.7 million (US$0.5 million) of cash as purchase consideration and transaction costs related to clinic acquisitions.

The Company manages liquidity risk by monitoring actual and projected cash flows. A cash flow forecast is performed regularly to ensure that the Company has sufficient cash to meet operational needs while maintaining sufficient liquidity. The Company may require additional capital to fund activities and any acquisitions. Potential sources of capital could include equity and/or debt financings, marketing agreements, and/or new strategic partnership agreements to fund some or all operational needs. There can be no assurance that the Company will be able to obtain the capital sufficient to meet any or all of the Company needs. The availability of equity or debt financing will be affected by, among other things, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, existing security holders will likely experience dilution, and any incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict operations. Any failure on the Company’s part to raise additional funds on terms favourable to the Company or at all may require the Company to significantly change or curtail current or planned operations in

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not being in a position to take advantage of business opportunities and the delay of transitioning current fee-for-service practices to value-based care.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of June 30, 2021.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.

The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

(in 000’s of dollars)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salary and short-term employee benefits	522	121	745	224
Share based compensation	180	44	302	100
Directors’ fees	54	94	131	94
Professional services	—	14	—	30
	756	273	1,178	448

New accounting standards issued but not yet effective

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2020.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

There were no significant changes in the Company’s internal controls over financial reporting that occurred during the three and six months ended June 30, 2021, that have materially affected, or are reasonably likely to have materially affected, the Company’s internal controls over financial reporting. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risk Factors

The following section describes specific and general risks that could affect the Company. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity, and results of the Company’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers.

Limited Operating History

The Company, while incorporated in November 2014, began carrying on business in 2017 and has only very recently begun to generate revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Cash Flow from Operations

The Company has historically not generated cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the three and six months ended June 30, 2021, the Company had negative cash flows from operations of $2.6 million and $4.3 million, respectively, and reported a net loss of $4.2 million and $6.4 million, respectively. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow.

Risks Associated with Acquisitions

As part of the Company’s overall business strategy, the Company may pursue strategic acquisitions designed to expand its operations in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company is dependent on its relationships with the Skylight Health PCs

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.

A prohibition on the corporate practice of medicine by statute, regulation, board of medicine, attorney general guidance, or case law, exists in certain of the U.S. states in which the Company operates. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities and controls these entities through succession agreements with the providers. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.

Operational Risks

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings, and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business. All of these factors could have a material and adverse effect on the Company’s business, financial condition, and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed herein. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Global Economic Risk

Global economic conditions could have an adverse effect on the Company’s business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company’s business, financial condition, or results of operations.

Forward Looking Information

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections, and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections, or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.

There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries may achieve.

Competition – General

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Competition – Health Care Clinics

The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.

Dependence on suppliers and skilled labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts, and components.

Risks Related to Software and Product Development

The Company continues to develop software and products. Inherent risks include:

●	Lack of experience and commitment of team – The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

●	Unrealistic deadlines – Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

●	Improper budget – Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.

●	Lack of resources – Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

●

Personnel hiring – The Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

•

Understanding problems of customers – Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

•	Inappropriate design – Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.

•	Market demand obsolete – Market demand may become obsolete while a project is still in progress.

Risks Inherent in the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.

Material Impact of PIPEDA/HIPPA Legislation on the Company’s Business

Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company’s part to comply with current or future regulations could subject it to significant legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

The Company’s investments in the United States and Canada are subject to applicable anti- money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Currency Fluctuations

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.

A substantial amount of the Company’s revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company’s business, financial condition, and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Requirements for Further Financing

The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company’s shareholders.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Conflicts of Interest

Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Health Care Coverage

There is a possibility that healthcare companies can refuse to cover medical costs.

Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual number of dividends received from the Company will remain subject to the discretion of its Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this MD&A and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements, or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

these expectations will prove to be correct and such forward-looking statements included in this MD&A and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this MD&A or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

(i)	general business and economic conditions;

(ii)	the intentions, plans and future actions of the Company;

(iii)	the business and future activities of the Company after the date of this MD&A;

(iv)	market position, ability to compete and future financial or operating performance of the Company after the date of this Prospectus;

(v)	anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;

(vi)	the timing and amount of estimated research & development expenditure in respect of the business of the Company;

(vii)	operating revenue, operating expenditures; success of marketing activities; estimated budgets;

(viii)	currency fluctuations;

(ix)	the sufficiency of the Company’s working capital;

(x)	requirements for additional capital;

(xi)	risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;

(xii)

government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;

(xiii)	compliance with environmental, health, safety, and other laws and regulations;

(xiv)	the ability to attract and retain skilled staff;

(xv)	market competition; and

(xvi)	the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three and six months ended June 30, 2021

other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this MD&A.

The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.

Market and Industry Data

This MD&A includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A or ascertained the underlying economic assumptions relied upon by such sources.